UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

(Amendment No.     )*

Under the Securities Exchange Act of 1934

Social Capital Suvretta Holdings Corp. I

(Name of Issuer)

Class A Ordinary Shares, par value $0.0001 per share

(Titles of Class of Securities)

G8253T106

(CUSIP Number)

December 31, 2021

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☐ Rule 13d-1(c)

☒ Rule 13d-1(d)

*

The remainder of this cover page shall be filled out of a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1	NAME OF REPORTING PERSON SCS Sponsor I LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 6,860,000 (1)
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 6,860,000 (1)

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 6,860,000 (1)
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 21.5% (2)
12	TYPE OF REPORTING PERSON OO

(1)

Reflects (i) 6,220,000 Class A ordinary shares of Social Capital Suvretta Holdings Corp. I (the “Company”), par value $0.0001 per share (“Class A Ordinary Shares”), issuable upon conversion of 6,220,000 Class B ordinary shares of the Company, par value $0.0001 per share (“Class B Ordinary Shares”). The Class B Ordinary Shares will automatically convert into Class A Ordinary Shares at the time of the Company’s initial business combination, or earlier at the option of the holder, on a one-for-one basis, subject to adjustment and (ii) 640,000 additional Class A Ordinary Shares. SCS Sponsor I LLC (the “Sponsor”) is the record holder of the shares reported herein. The Sponsor is managed by its managers, Chamath Palihapitiya and Kishan Mehta. A majority of the voting interests of the Sponsor are held by SC SPAC Holdings LLC, the successor by merger to ChaChaCha DNA I, LLC (“SC SPAC Holdings”), which is controlled by Mr. Palihapitiya. Messrs. Mehta and Aaron Cowen may be deemed to control the other member of the Sponsor. Messrs. Palihapitiya, Mehta and Cowen and SC SPAC Holdings may be deemed to beneficially own shares held by the Sponsor by virtue of their direct or indirect interests in the Sponsor or their shared control over the Sponsor, as the case may be.

(2)

The calculation assumes that there is a total of 31,860,000 Class A Ordinary Shares outstanding, which is the sum of (i) the 25,640,000 Class A Ordinary Shares outstanding as of November 15, 2021, as reported in the Company’s Quarterly Report on Form 10-Q for the quarter ended September 30, 2021 (the “Report”), and (ii) the 6,220,000 Class A Ordinary Shares issuable upon conversion of the outstanding Class B Ordinary Shares held by the Sponsor.

1	NAME OF REPORTING PERSON SC SPAC Holdings LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 6,860,000 (1)
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 6,860,000 (1)

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 6,860,000 (1)
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 21.5% (2)
12	TYPE OF REPORTING PERSON OO

(1)

Reflects (i) 6,220,000 Class A Ordinary Shares, issuable upon conversion of 6,220,000 Class B Ordinary Shares. The Class B Ordinary Shares will automatically convert into Class A Ordinary Shares at the time of the Company’s initial business combination, or earlier at the option of the holder, on a one-for-one basis, subject to adjustment and (ii) 640,000 additional Class A Ordinary Shares. The Sponsor is the record holder of the shares reported herein. The Sponsor is managed by its managers, Chamath Palihapitiya and Kishan Mehta. A majority of the voting interests of the Sponsor are held by SC SPAC Holdings, which is controlled by Mr. Palihapitiya. Messrs. Mehta and Aaron Cowen may be deemed to control the other member of the Sponsor. Messrs. Palihapitiya, Mehta and Cowen and SC SPAC Holdings may be deemed to beneficially own shares held by the Sponsor by virtue of their direct or indirect interests in the Sponsor or their shared control over the Sponsor, as the case may be.

(2)

The calculation assumes that there is a total of 31,860,000 Class A Ordinary Shares outstanding, which is the sum of (i) the 25,640,000 Class A Ordinary Shares outstanding as of November 20, 2020, as reported in the Report, and (ii) the 6,220,000 Class A Ordinary Shares issuable upon conversion of the outstanding Class B Ordinary Shares held by the Sponsor.

1	NAME OF REPORTING PERSON Chamath Palihapitiya
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 6,860,000 (1)
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 6,860,000 (1)

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 6,860,000 (1)
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 21.5% (2)
12	TYPE OF REPORTING PERSON IN

(1)

Reflects (i) 6,220,000 Class A Ordinary Shares, issuable upon conversion of 6,220,000 Class B Ordinary Shares. The Class B Ordinary Shares will automatically convert into Class A Ordinary Shares at the time of the Company’s initial business combination, or earlier at the option of the holder, on a one-for-one basis, subject to adjustment and (ii) 640,000 additional Class A Ordinary Shares. The Sponsor is the record holder of the shares reported herein. The Sponsor is managed by its managers, Chamath Palihapitiya and Kishan Mehta. A majority of the voting interests of the Sponsor are held by SC SPAC Holdings, which is controlled by Mr. Palihapitiya. Messrs. Mehta and Aaron Cowen may be deemed to control the other member of the Sponsor. Messrs. Palihapitiya, Mehta and Cowen and SC SPAC Holdings may be deemed to beneficially own shares held by the Sponsor by virtue of their direct or indirect interests in the Sponsor or their shared control over the Sponsor, as the case may be.

(2)

The calculation assumes that there is a total of 31,860,000 Class A Ordinary Shares outstanding, which is the sum of (i) the 25,640,000 Class A Ordinary Shares outstanding as of November 20, 2020, as reported in the Report, and (ii) the 6,220,000 Class A Ordinary Shares issuable upon conversion of the outstanding Class B Ordinary Shares held by the Sponsor.

1	NAME OF REPORTING PERSON Kishan Mehta
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 6,860,000 (1)
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 6,860,000 (1)

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 6,860,000 (1)
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 21.5% (2)
12	TYPE OF REPORTING PERSON IN

(1)

Reflects (i) 6,220,000 Class A Ordinary Shares, issuable upon conversion of 6,220,000 Class B Ordinary Shares. The Class B Ordinary Shares will automatically convert into Class A Ordinary Shares at the time of the Company’s initial business combination, or earlier at the option of the holder, on a one-for-one basis, subject to adjustment and (ii) 640,000 additional Class A Ordinary Shares. The Sponsor is the record holder of the shares reported herein. The Sponsor is managed by its managers, Chamath Palihapitiya and Kishan Mehta. A majority of the voting interests of the Sponsor are held by SC SPAC Holdings, which is controlled by Mr. Palihapitiya. Messrs. Mehta and Aaron Cowen may be deemed to control the other member of the Sponsor. Messrs. Palihapitiya, Mehta and Cowen and SC SPAC Holdings may be deemed to beneficially own shares held by the Sponsor by virtue of their direct or indirect interests in the Sponsor or their shared control over the Sponsor, as the case may be.

(2)

The calculation assumes that there is a total of 31,860,000 Class A Ordinary Shares outstanding, which is the sum of (i) the 25,640,000 Class A Ordinary Shares outstanding as of November 20, 2020, as reported in the Report, and (ii) the 6,220,000 Class A Ordinary Shares issuable upon conversion of the outstanding Class B Ordinary Shares held by the Sponsor.

1	NAME OF REPORTING PERSON Aaron Cowen
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 6,860,000 (1)
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 6,860,000 (1)

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 6,860,000 (1)
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 21.5% (2)
12	TYPE OF REPORTING PERSON IN

(1)

Reflects (i) 6,220,000 Class A Ordinary Shares, issuable upon conversion of 6,220,000 Class B Ordinary Shares. The Class B Ordinary Shares will automatically convert into Class A Ordinary Shares at the time of the Company’s initial business combination, or earlier at the option of the holder, on a one-for-one basis, subject to adjustment and (ii) 640,000 additional Class A Ordinary Shares. The Sponsor is the record holder of the shares reported herein. The Sponsor is managed by its managers, Chamath Palihapitiya and Kishan Mehta. A majority of the voting interests of the Sponsor are held by SC SPAC Holdings, which is controlled by Mr. Palihapitiya. Messrs. Mehta and Aaron Cowen may be deemed to control the other member of the Sponsor. Messrs. Palihapitiya, Mehta and Cowen and SC SPAC Holdings may be deemed to beneficially own shares held by the Sponsor by virtue of their direct or indirect interests in the Sponsor or their shared control over the Sponsor, as the case may be.

(2)

The calculation assumes that there is a total of 31,860,000 Class A Ordinary Shares outstanding, which is the sum of (i) the 25,640,000 Class A Ordinary Shares outstanding as of November 20, 2020, as reported in the Report, and (ii) the 6,220,000 Class A Ordinary Shares issuable upon conversion of the outstanding Class B Ordinary Shares held by the Sponsor.

Item 1(a).	Name of Issuer:

Social Capital Suvretta Holdings Corp. I

Item 1(b).	Address of Issuer’s Principal Executive Offices:

2850 W. Horizon Ridge Parkway, Suite 200, Henderson, NV 89052

Item 2(a).	Name of Person Filing:

This statement is being filed jointly pursuant to §240.13d-1(k)(1) on behalf of each of the following persons (collectively, the “Reporting Persons”):

1.	SCS Sponsor I LLC

2.	SC SPAC Holdings LLC (the successor by merger to ChaChaCha DNA I, LLC )

3.	Chamath Palihapitiya

4.	Kishan Mehta

5.	Aaron Cowen

Item 2(b).	Address of Principal Business Office or, if none, Residence:

The principal business address of each of the Reporting Persons is as follows:

c/o Social Capital Suvretta Holdings Corp. I, 2850 W. Horizon Ridge Parkway, Suite 200, Henderson, NV 89052

Item 2(c).	Citizenship:

See responses to Item 4 on each cover page.

Item 2(d).	Titles of Classes of Securities:

Class A Ordinary Shares, par value $0.0001 per share

Item 2(e). CUSIP Number:

The Class A Ordinary Shares CUSIP Number is G8253T106.

Item 3.	If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

(a)	☐	Broker or dealer registered under Section 15 of the Exchange Act (15 U.S.C. 78o).

(b)	☐	Bank as defined in Section 3(a)(6) of the Exchange Act (15 U.S.C. 78c).

(c)	☐	Insurance company as defined in Section 3(a)(19) of the Exchange Act (15 U.S.C. 78c).

(d)	☐	Investment company registered under Section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8).

(e)	☐	Investment adviser in accordance with §240.13d-1(b)(1)(ii)(E).

(f)	☐	Employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F).

(g)	☐	Parent holding company or control person in accordance with §240.13d-1(b)(1)(ii)(G).

(h)	☐	Savings association as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813).

(i)	☐	Church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3).

(j)	☐	Non-U.S. institution in accordance with § 240.13d-1(b)(1)(ii)(J).

(k)	☐	Group in accordance with §240.13d-1(b)(1)(ii)(K).

If filing as a non-U.S. institution in accordance with §240.13d-1(b)(1)(ii)(J), please specify the type of institution:                     .

Item 4.	Ownership

(a) Amount beneficially owned:

See responses to Item 9 on each cover page.

(b) Percent of class:

See responses to Item 11 on each cover page.

(c) Number of shares as to which such person has:

(i) Sole power to vote or to direct the vote:

See responses to Item 5 on each cover page.

(ii) Shared power to vote or to direct the vote:

See responses to Item 6 on each cover page.

(iii) Sole power to dispose or to direct the disposition of:

See responses to Item 7 on each cover page.

(iv) Shared power to dispose or to direct the disposition of:

See responses to Item 8 on each cover page.

Item 5.	Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following  ☐.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.

None.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company.

Not Applicable.

Item 8.	Identification and Classification of Members of the Group.

Not Applicable.

Item 9.	Notice of Dissolution of Group.

Not Applicable.

Item 10.	Certification.

Not Applicable.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: February 9, 2022

SCS Sponsor I LLC

By:	/s/ Chamath Palihapitiya
Name: Chamath Palihapitiya
Title: Chief Executive Officer

SC SPAC Holdings LLC
By: SC Master Holdings, LLC, its sole member
By: Social Capital Group LLC, its sole member

By:	/s/ Chamath Palihapitiya
Name: Chamath Palihapitiya
Title: Manager

/s/ Chamath Palihapitiya
Chamath Palihapitiya

/s/ Kishan Mehta
Kishan Mehta

/s/ Aaron Cowen
Aaron Cowen

Exhibit Index

Exhibit 1	Agreement of Joint Filing as required by Rule 13d-1(k)(1) under the Act.